

Mail Stop 3561

September 29, 2015

<u>Via E-mail</u>
Pankaj Modi
Chief Executive Officer
CTT Pharmaceutical Holdings, Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re: CTT Pharmaceutical Holdings, Inc.**
> **Annual Report on Form 10-K**
> **Filed April 14, 2015**
> **Current Report on Form 8-K**
> **Filed September 11, 2014**
> **File No. 000-30651**

Dear Mr. Modi:

We issued comments to you on the above captioned filings on July 30, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 14, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jeffrey G. Klein, Esq.